No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On July 29, 2014, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: August 5, 2014

July 29, 2014

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2014

Tokyo, July 29, 2014 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2014.

First Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal first quarter ended June 30, 2014 totaled JPY 146.5 billion (USD 1,445 million), an increase of 19.6% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 81.29 (USD 0.80), an increase of JPY 13.32 (USD 0.13) from JPY 67.97 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,988.2 billion (USD 29,482 million), an increase of 5.4% from the same period last year, due primarily to increased revenue in automobile and motorcycle business operations, as well as favorable foreign currency translation effects.

Consolidated operating income for the quarter amounted to JPY 198.0 billion (USD 1,954 million), an increase of 7.1% from the same period last year, due primarily to continuing cost reduction efforts and an increase in sales volume and model mix, despite increased SG&A expenses as well as unfavorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 198.8 billion (USD 1,961 million), an increase of 15.6% from the same period last year.

Equity in income of affiliates amounted to JPY 38.5 billion (USD 381 million) for the quarter, an increase of 21.5% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended June 30, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Jun. 30, 2013	Three months ended Jun. 30, 2014	Change	%	Three months ended Jun. 30, 2013	Three months ended Jun. 30 2014	Change	%
Motorcycle business	4,054	4,137	83	2.0	2,371	2,457	86	3.6
Japan	54	48	- 6	- 11.1	54	48	- 6	- 11.1
North America	62	62	0	0.0	62	62	0	0.0
Europe	52	60	8	15.4	52	60	8	15.4
Asia	3,479	3,593	114	3.3	1,796	1,913	117	6.5
Other Regions	407	374	- 33	- 8.1	407	374	- 33	- 8.1

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal first quarter by business segment, in motorcycle business operations, revenue from sales to external customers increased 2.7%, to JPY 407.7 billion (USD 4,023 million) from the same period last year due mainly to increased consolidated unit sales, despite unfavorable foreign currency translation effects. Operating income totaled JPY 43.9 billion (USD 434 million), an increase of 3.3% from the same period last year, due primarily to an increase in sales volume and model mix, despite increased SG&A expenses and unfavorable foreign currency effects.

Automobile Business

For the three months ended June 30, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Jun. 30, 2013	Three months ended Jun. 30, 2014	Change	%	Three months ended Jun. 30, 2013	Three months ended Jun. 30, 2014	Change	%
Automobile business	999	1,061	62	6.2	858	895	37	4.3
Japan	140	202	62	44.3	139	201	62	44.6
North America	459	445	- 14	- 3.1	459	445	- 14	- 3.1
Europe	40	40	0	0.0	40	40	0	0.0
Asia	285	316	31	10.9	145	151	6	4.1
Other Regions	75	58	- 17	- 22.7	75	58	- 17	- 22.7

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our Automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, revenue from sales to external customers increased 5.6%, to JPY 2,319.5 billion (USD 22,885 million) from the same period last year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 99.8 billion (USD 985 million), an increase of 3.6% from the same period last year, due primarily to continuing cost reduction efforts and an increase in sales volume and model mix, despite increased SG&A.

Financial Services Business

Revenue from customers in the financial services business operations increased 12.9%, to JPY 186.7 billion (USD 1,842 million) from the same period last year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 16.1% to JPY 51.8 billion (USD 511 million) from the same period last year due mainly to increased profit attributable to increased revenue as well as favorable foreign currency effects.

Power Product and Other Businesses

For the three months ended June 30, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Jun. 30, 2013	Three months ended Jun. 30, 2014
			Change	%
Power product business	1,589	1,510	- 79	- 5.0
Japan	63	68	5	7.9
North America	828	773	- 55	- 6.6
Europe	237	240	3	1.3
Asia	364	336	- 28	- 7.7
Other Regions	97	93	- 4	- 4.1

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended June 30, 2013 and for the three months ended June 30, 2014, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses decreased 1.3%, to JPY 74.2 billion (USD 732 million) from the same period last year, due mainly to decreased consolidated unit sales in power product business operations, despite favorable foreign currency translation effects. Operating income increased 75.5% to JPY 2.3 billion (USD 24 million) from the same period last year, due mainly to decreased R&D and SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal first quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 987.9 billion (USD 9,747 million), an increase of 1.2% from the same period last year due mainly to increased revenue in automobile business operations. Operating income JPY 62.1 billion (USD 613 million) basically unchanged from the same period last year, due mainly to increased SG&A expenses, despite continuing cost reduction efforts.

In North America, revenue increased by 2.9%, to JPY 1,545.5 billion (USD 15,249 million) from the same period last year due mainly to favorable foreign currency translation effects. Operating income totaled JPY 67.5 billion (USD 666 million), a decrease of 6.0% from the same period last year due mainly to a decrease in sales volume and model mix, as well as increased SG&A expenses.

In Europe, revenue increased by 10.6%, to JPY 194.5 billion (USD 1,920 million) from the same period last year due mainly to increased revenue in motorcycle business operations as well as favorable foreign currency translation effects. Honda reported an operating loss of JPY 1.4 billion (USD 15 million), an improvement of JPY 8.2 million (USD 81 million) from the same period last year due mainly to decreased SG&A expenses and continuing cost reduction efforts.

In Asia, revenue increased by 3.8%, to JPY 733.4 billion (USD 7,236 million) from the same period last year mainly due to increased revenue in motorcycle and automobile business operations. Operating income increased by 21.4%, to JPY 65.2 billion (USD 644 million) from the same period last year due mainly to an increase in sales volume and model mix, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, revenue decreased by 13.5%, to JPY 208.2 billion (USD 2,055 million) from the same period last year mainly due to decreased revenue in automobile business operations as well as unfavorable foreign currency translation effects. Operating income totaled JPY 4.5 billion (USD 45 million), a decrease of 15.2% from the same period last year mainly due to increased SG&A expenses as well as unfavorable foreign currency effects.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 101.36=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2014.

Consolidated Statements of Balance Sheets for the Fiscal First Quarter Ended June 30, 2014

Total assets decreased by JPY 134.2 billion, to JPY 15,487.8 billion from March 31, 2014, mainly due to a decrease in Trade accounts and notes receivables, as well as foreign currency translation effects, despite a decrease in Property on operating leases. Total liabilities decreased by JPY 188.9 billion, to JPY 9,319.6 billion from March 31, 2014, mainly due to a decrease in Trade accounts payable and foreign currency translation effects. Total equity increased by JPY 54.7 billion, to JPY 6,168.1 billion from March 31, 2014 due mainly to net income, despite foreign currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal First Quarter Ended June 30, 2014

Consolidated cash and cash equivalents on June 30, 2014 decreased by JPY 61.2 billion from March 31, 2014, to JPY 1,107.6 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 354.6 billion for the fiscal first quarter ended June 30, 2014. Cash inflows from operating activities increased by JPY 50.4 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers as a result of increased unit sales of automobiles, despite increased payments for parts and raw materials.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 387.5 billion. Cash outflows from investing activities decreased by JPY 110.6 billion compared with the same period of the previous fiscal year, due mainly to a decrease in acquisitions of finance subsidiaries-receivables and an increase of collections of finance subsidiaries-receivables, despite an increase in purchases of operating lease assets.

Cash flow from financing activities

Net cash used in financing activities amounted to JPY 18.0 billion. Cash outflows from financing activities increased by JPY 99.1 billion compared with the same period of the previous fiscal year, due mainly to a decrease in proceeds from debt as well as an increase in cash outflow due to an increase in dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2015

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2015, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2015

	Yen (billions)	Changes from FY 2014
Net sales and other operating revenue	12,800.0	+ 8.1%
Operating income	770.0	+ 2.6%
Income before income taxes and equity in income of affiliates	755.0	+ 3.6%
Net income attributable to Honda Motor Co., Ltd.	600.0	+ 4.5%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	332.91

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 101 and JPY 136, respectively, for the full year ending March 31, 2015.

The reasons for the increases or decreases in the forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2015 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	125.7
Cost reduction, the effect of raw material cost fluctuations, etc.	50.0
SG&A expenses	- 87.0
R&D expenses	- 12.0
Currency effect	- 57.0

Operating income compared with fiscal year 2014	19.7

Fair value of derivative instruments	- 43.0
Others	49.3

Income before income taxes and equity in income of affiliates compared with fiscal year 2014	26.0

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on July 29, 2014, resolved to make the quarterly dividend JPY 22 per share of common stock, the record date of which is June 30, 2014. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2015, is JPY 88 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Other Information

1. Accounting policies specifically applied for quarterly consolidated financial statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying a reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the three months ended June 30, 2014. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

Consolidated Financial Summary

For the three months ended June 30, 2013 and 2014

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2013	Three months ended Jun. 30, 2014
Net sales and other operating revenue	2,834,095	2,988,279
Operating income	184,963	198,043
Income before income taxes and equity in income of affiliates	172,035	198,813
Net income attributable to Honda Motor Co., Ltd.	122,499	146,512

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	67.97	81.29

	U.S. Dollar (millions)
		Three months ended Jun. 30, 2014
Net sales and other operating revenue		29,482
Operating income		1,954
Income before income taxes and equity in income of affiliates		1,961
Net income attributable to Honda Motor Co., Ltd.		1,445

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.80

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2014	Jun. 30, 2014
Assets
Current assets:
Cash and cash equivalents	1,168,914	1,107,647
Trade accounts and notes receivable	1,158,671	1,048,694
Finance subsidiaries-receivables, net	1,464,215	1,478,573
Inventories	1,302,895	1,289,093
Deferred income taxes	202,123	182,655
Other current assets	474,448	453,722

Total current assets	5,771,266	5,560,384

Finance subsidiaries-receivables, net	3,317,553	3,292,260

Investments and advances:
Investments in and advances to affiliates	564,266	595,647
Other, including marketable equity securities	253,661	262,185

Total investments and advances	817,927	857,832

Property on operating leases:
Vehicles	2,718,131	2,794,472
Less accumulated depreciation	481,410	482,073

Net property on operating leases	2,236,721	2,312,399

Property, plant and equipment, at cost:
Land	521,806	519,775
Buildings	1,895,140	1,931,841
Machinery and equipment	4,384,255	4,388,157
Construction in progress	339,093	308,058

	7,140,294	7,147,831
Less accumulated depreciation and amortization	4,321,862	4,342,350

Net property, plant and equipment	2,818,432	2,805,481

Other assets	660,132	659,465

Total assets	15,622,031	15,487,821

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2014	Jun. 30, 2014
Liabilities and Equity
Current liabilities:
Short-term debt	1,319,344	1,463,290
Current portion of long-term debt	1,303,464	1,175,081
Trade payables:
Notes	28,501	27,735
Accounts	1,071,179	946,753
Accrued expenses	626,503	566,381
Income taxes payable	43,085	62,882
Other current liabilities	319,253	349,723

Total current liabilities	4,711,329	4,591,845

Long-term debt, excluding current portion	3,234,066	3,204,962
Other liabilities	1,563,238	1,522,845

Total liabilities	9,508,633	9,319,652

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2014 and Jun. 30, 2014	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	49,276	50,922
Retained earnings	6,431,682	6,536,898
Accumulated other comprehensive income (loss), net	(793,014)	(840,841)
Treasury stock, at cost 9,137,234 shares on Mar. 31, 2014 and 9,137,831 shares on Jun. 30, 2014	(26,149)	(26,151)

Total Honda Motor Co., Ltd. shareholders’ equity	5,918,979	5,978,012

Noncontrolling interests	194,419	190,157

Total equity	6,113,398	6,168,169

Commitments and contingent liabilities

Total liabilities and equity	15,622,031	15,487,821

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended June 30, 2013 and 2014

	Yen (millions)
	Three months ended Jun. 30, 2013	Three months ended Jun. 30, 2014
Net sales and other operating revenue	2,834,095	2,988,279
Operating costs and expenses:
Cost of sales	2,124,409	2,238,262
Selling, general and administrative	383,061	408,840
Research and development	141,662	143,134

	2,649,132	2,790,236

Operating income	184,963	198,043

Other income (expenses):
Interest income	5,992	5,152
Interest expense	(2,974)	(4,413)
Other, net	(15,946)	31

	(12,928)	770

Income before income taxes and equity in income of affiliates	172,035	198,813

Income tax expense:
Current	43,866	78,567
Deferred	26,973	3,229

	70,839	81,796

Income before equity in income of affiliates	101,196	117,017
Equity in income of affiliates	31,767	38,588

Net income	132,963	155,605
Less: Net income attributable to noncontrolling interests	10,464	9,093

Net income attributable to Honda Motor Co., Ltd.	122,499	146,512

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	67.97	81.29

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2013 and 2014

	Yen (millions)
	Three months ended Jun. 30, 2013	Three months ended Jun. 30, 2014
Net income	132,963	155,605
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	189,546	(55,326)
Unrealized gains (losses) on available-for-sale securities, net	8,694	8,284
Unrealized gains (losses) on derivative instruments, net	587	—
Pension and other postretirement benefits adjustments	2,685	(4,726)

Other comprehensive income (loss), net of tax	201,512	(51,768)

Comprehensive income (loss)	334,475	103,837
Less: Comprehensive income attributable to noncontrolling interests	18,975	5,152

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	315,500	98,685

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2013	Three months ended Jun. 30, 2014
Cash flows from operating activities:
Net income	132,963	155,605
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	108,313	117,312
Depreciation of property on operating leases	80,397	94,947
Deferred income taxes	26,973	3,229
Equity in income of affiliates	(31,767)	(38,588)
Dividends from affiliates	5,735	7,156
Provision for credit and lease residual losses on finance subsidiaries-receivables	4,623	3,528
Impairment loss on property on operating leases	615	385
Loss (gain) on derivative instruments, net	(21,038)	627
Decrease (increase) in assets:
Trade accounts and notes receivable	92,404	92,913
Inventories	38,389	(3,515)
Other current assets	5,742	21,177
Other assets	1,022	(8,833)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(101,821)	(71,829)
Accrued expenses	(52,262)	(48,100)
Income taxes payable	(2,065)	20,876
Other current liabilities	46,310	37,092
Other liabilities	(12,524)	(6,440)
Other, net	(17,819)	(22,871)

Net cash provided by operating activities	304,190	354,671

Cash flows from investing activities:
Increase in investments and advances	(9,696)	(7,821)
Decrease in investments and advances	14,132	8,310
Payments for purchases of available-for-sale securities	(16,453)	(5,351)
Proceeds from sales of available-for-sale securities	1,597	3,568
Payments for purchases of held-to-maturity securities	(10)	(357)
Proceeds from redemptions of held-to-maturity securities	1,707	16
Capital expenditures	(210,696)	(194,225)
Proceeds from sales of property, plant and equipment	8,079	13,897
Proceeds from insurance recoveries for damaged property, plant and equipment	6,800	—
Acquisitions of finance subsidiaries-receivables	(745,780)	(652,357)
Collections of finance subsidiaries-receivables	559,386	632,364
Purchases of operating lease assets	(271,474)	(361,262)
Proceeds from sales of operating lease assets	164,237	175,340
Other, net	—	328

Net cash used in investing activities	(498,171)	(387,550)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Three months ended Jun. 30, 2013	Three months ended Jun. 30, 2014
Cash flows from financing activities:
Proceeds from short-term debt	1,928,544	2,025,424
Repayments of short-term debt	(1,856,102)	(1,876,723)
Proceeds from long-term debt	378,042	192,788
Repayments of long-term debt	(320,903)	(303,734)
Dividends paid	(34,243)	(39,650)
Dividends paid to noncontrolling interests	(5,889)	(5,053)
Sales (purchases) of treasury stock, net	(6)	(2)
Other, net	(8,399)	(11,142)

Net cash provided by (used in) financing activities	81,044	(18,092)

Effect of exchange rate changes on cash and cash equivalents	46,009	(10,296)

Net change in cash and cash equivalents	(66,928)	(61,267)

Cash and cash equivalents at beginning of the year	1,206,128	1,168,914

Cash and cash equivalents at end of the period	1,139,200	1,107,647

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

As of and for the three months ended June 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	396,870	2,196,591	165,396	75,238	2,834,095	—	2,834,095
Intersegment	—	4,404	2,592	2,718	9,714	(9,714)	—

Total	396,870	2,200,995	167,988	77,956	2,843,809	(9,714)	2,834,095

Segment income (loss)	42,582	96,377	44,643	1,361	184,963	—	184,963

Segment assets	1,182,953	5,852,034	7,206,853	334,441	14,576,281	(377,965)	14,198,316
Depreciation and amortization	12,145	92,554	80,755	3,256	188,710	—	188,710
Capital expenditures	13,026	165,344	272,287	3,611	454,268	—	454,268

As of and for the three months ended June 30, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	407,742	2,319,594	186,701	74,242	2,988,279	—	2,988,279
Intersegment	—	4,158	2,637	2,759	9,554	(9,554)	—

Total	407,742	2,323,752	189,338	77,001	2,997,833	(9,554)	2,988,279

Segment income (loss)	43,985	99,836	51,834	2,388	198,043	—	198,043

Segment assets	1,207,203	6,317,177	8,009,019	365,019	15,898,418	(410,597)	15,487,821
Depreciation and amortization	11,962	102,050	95,659	2,588	212,259	—	212,259
Capital expenditures	9,273	139,971	362,199	1,976	513,419	—	513,419

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 285,682 million as of June 30, 2013 and JPY 253,224 million as of June 30, 2014 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 80,397 million for the three months ended June 30, 2013 and JPY 94,947 million for the three months ended June 30, 2014, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 271,474 million for the three months ended June 30, 2013 and JPY 361,262 million for the three months ended June 30, 2014 respectively, of purchase of operating lease assets.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	433,538	1,405,502	158,869	598,369	237,817	2,834,095	—	2,834,095
Transfers between geographic areas	542,346	95,806	17,113	108,374	2,902	766,541	(766,541)	—

Total	975,884	1,501,308	175,982	706,743	240,719	3,600,636	(766,541)	2,834,095

Operating income (loss)	62,187	71,858	(9,740)	53,755	5,415	183,475	1,488	184,963

Assets	3,219,164	8,062,987	629,302	1,688,083	739,109	14,338,645	(140,329)	14,198,316
Long-lived assets	1,186,448	2,679,540	126,393	466,100	156,205	4,614,686	—	4,614,686

As of and for the three months ended June 30, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	547,782	1,453,788	174,248	604,731	207,730	2,988,279	—	2,988,279
Transfers between geographic areas	440,177	91,806	20,345	128,698	534	681,560	(681,560)	—

Total	987,959	1,545,594	194,593	733,429	208,264	3,669,839	(681,560)	2,988,279

Operating income (loss)	62,149	67,513	(1,487)	65,278	4,593	198,046	(3)	198,043

Assets	3,443,404	8,780,234	679,266	1,999,224	748,039	15,650,167	(162,346)	15,487,821
Long-lived assets	1,272,648	3,099,387	138,779	584,700	165,113	5,260,627	—	5,260,627

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 285,682 million as of June 30, 2013 and JPY 253,224 million as of June 30, 2014 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.